TELEPHONE AND DATA SYSTEMS, INC.

30 NORTH LASALLE STREET, SUITE 4000

CHICAGO, ILLINOIS 60602

(312) 630-1900

February 25, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Telephone and Data Systems, Inc.
File No. 001-14157
2009 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2009 Annual Report on Form 10-K, with exhibits, for Telephone and Data Systems, Inc. (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except as discussed in Notes 1, 2, 3 and 4 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests and business combinations in 2009, financial assets and liabilities in 2008, and the manner in which it accounts for uncertain tax positions in 2007.

If you have any questions or comments, please telephone the undersigned (collect) at (608) 664-8501.

Very truly yours,

/S/ DOUGLAS W. CHAMBERS
Douglas W. Chambers
Director - Accounting and Reporting

Enclosures